Exhibit 10.1

EXECUTION COPY

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (this "Agreement") is dated as of June 23, 2004, by and among O'Sullivan Industries, Inc., a Delaware corporation (the "Company"), Michael D. Orr (the "Executive"), and O'Sullivan Industries Holdings, Inc., a Delaware corporation ("Holdings"). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in Section 7.

WHEREAS, the Company and the Executive desire to enter into an agreement to provide for the employment of the Executive as Executive Vice President-Operations of the Company pursuant to the terms and conditions set forth herein.

WHEREAS, pursuant to the terms of the Executive Stock Agreement, dated as of the date hereof, by and among the Company, Holdings, BRS and the Executive (as amended, restated or modified from time to time, the "Executive Stock Agreement"), the Executive purchased (i) certain shares of Holdings' Class B common stock $0.01 par value (the "Common Stock"), (ii) certain shares of Holdings' Series B Junior Preferred Stock $0.01 par value (the "Series B Preferred") and (iii) certain shares of Holdings' Series C Junior Preferred Stock $0.01 par value (the "Series C Preferred" and together with the Series B Preferred, the "Preferred Stock"), and the Common Stock and the Preferred Stock purchased hereunder together with any additional shares of capital stock of Holdings acquired by the Executive after the date hereof and any options exercisable into shares of capital stock of Holdings granted to the Executive through the date of termination of this Agreement pursuant to Section 1(d) shall hereinafter be referred to as the "Executive Shares".

WHEREAS, as a condition to the execution of the Executive Stock Agreement, the Executive has (i) become party to the Stockholders Agreement by and among Holdings, BRS and the stockholders of Holdings, dated as of November 30, 1999 (as amended, restated or modified from time to time, the "Stockholders Agreement") and (ii) agreed to be bound by the provisions of this Agreement including, but not limited to, the provisions of Sections 4, 5 and 6 of this Agreement.

NOW, THEREFORE, in consideration of the mutual undertaking contained herein, the parties hereto agree as follows:

1. Employment.

(a) Employment. The Company agrees to employ the Executive, and the Executive hereby accepts employment with the Company, upon the terms and conditions set forth in this Agreement for the period beginning on the date hereof and ending as provided in Section 1(d) (the "Employment Period").

(b)   Position and Duties.

(i)   The Executive agrees to serve as the Executive Vice President-Operations of the Company under the supervision and direction of the Board.

(ii)   The Executive shall devote his best efforts and substantially all of his business time and attention (except for permitted vacation periods and reasonable periods of illness or other incapacity which does not constitute permanent disability) to the business and affairs of the Company and its Subsidiaries except as may be agreed to in writing by BRS. The Executive shall perform his duties and responsibilities to the best of his abilities in a diligent, trustworthy, businesslike and efficient manner.

(c)   Base Salary and Benefits.

(i)   During the Employment Period, Executive's base salary shall be $230,000 per annum (the "Base Salary"), which salary shall be payable in regular installments in accordance with the Company's general payroll practices. Following the first anniversary of the date hereof, Executive's salary (and other benefits) will be reviewed by the Board annually and may be increased (but not decreased) as the Board may determine based upon performance and other reasonable factors.

(ii)   For each fiscal year during the Employment Period, the Executive shall be eligible to receive a bonus of up to 80% of the Base Salary, subject to the achievement of certain performance targets to be determined by the Board; *provided however*, that for the Company's fiscal year ending June 30, 2005, Executive shall receive a bonus payment in an amount equal to no less than $184,000, which such bonus shall be paid on or after June 30, 2005.

(iii)   In addition to the Base Salary and any bonuses payable to the Executive pursuant to this Section 1(c), the Executive shall be entitled, during the Employment Period, to participate in all of the employee benefit programs (including, without limitation, medical and disability) for which executive employees of the Company or its Subsidiaries are generally eligible on the same terms and conditions as such executive employees. To the extent these programs do not provide benefits which are substantially similar to those provided to the Executive under the benefit programs of his previous employer as set forth on Schedule 1 attached hereto, the Company shall compensate the Executive in such a manner as to provide the Executive the economic benefit of these programs (the benefits described in this Section 1(c)(iii) are collectively referred to as the "Benefits").

(iv)   The Company shall reimburse the Executive for all reasonable expenses incurred by him during the Employment Period in the course of performing his duties under this Agreement which are consistent with the Company's and its Subsidiaries' policies in effect from time to time with respect to travel, entertainment and other business expenses, subject to the Company and its Subsidiaries' requirements with respect to reporting and documentation of such expenses.

(v)   All amounts payable to the Executive as compensation hereunder shall be subject to all required withholding by the Company.

(d)   Term.

(i)   The Employment Period shall end on the first anniversary of the date hereof (the "Initial Employment Period"); *provided*, that the Employment Period shall automatically be renewed for successive one-year periods, unless the Company or the Executive gives the other party written notice of the election not to renew the Employment Period at least 30 days prior to the expiration of the Employment Period; *provided further*, that (A) the Employment Period shall be terminated prior to such date upon (x) the Executive's death or permanent disability or (y) the Executive's voluntary resignation and (B) the Employment Period may be terminated prior to such date by the Company for any reason (and so long as the Executive's employment is terminated other than for Cause, the Company shall give the Executive 30 days prior written notice which 30 day period shall be credited toward the Severance Period described below).

(ii)   If the Employment Period is terminated by the Company for Cause or by reason of the Executive's death or disability or by the Executive's voluntary resignation other than within 30 days following a Good Reason Event, the Executive shall be entitled to all previously earned and accrued but unpaid Base Salary through the date of termination, but shall not be entitled to any further Base Salary, any bonus or Benefits for the remainder of that year or any future year, or to any severance compensation of any kind, nature or amount.

(iii)   Subject to paragraph 1(d)(iv), if the Employment Period is terminated by the Company other than pursuant to paragraph (ii) above or by the Executive within 30 days following a Good Reason Event, the Executive shall be entitled to (A) all previously earned and accrued but unpaid Base Salary up to the date of such termination and Base Salary for a period of twelve (12) months following the date of such termination (the "Severance Period") and (B) Benefits for the Severance Period; *provided*, that the Executive shall not be entitled to any bonus for the remainder of that year or any Base Salary, bonus or Benefits after the termination of the applicable Severance Period.

(iv)   The Executive agrees that the Executive shall be entitled to the payments provided for in paragraph 1(d)(iii) if and only if the Executive has not breached as of the date of termination of the Employment Period the provisions of Sections 4, 5 and 6 hereof and does not breach such sections at any time during the period for which such payments are to be made; *provided*, that the Company's obligation to make such payments will terminate upon the occurrence of any such breach during such Severance Period.

(v)   Any payments pursuant to this Section 1(d) shall be made in monthly installments on the payment dates on which the Base Salary would have otherwise been paid if the Employment Period had continued, and as of the date of the final such payment, none of the Company or any of its Subsidiaries shall have any further obligation to Executive pursuant to this Section 1(d) except as provided by law.

(vi)   The Executive hereby agrees that no severance compensation of any kind, nature or amount shall be payable to the Executive except as expressly set forth in this Section 1(d), and except for such payments, the Executive hereby irrevocably waives any claim for severance compensation.

2.   Repurchase Option

The Executive agrees that the Executive Shares shall be subject to repurchase pursuant to the terms of the Executive Stock Agreement.

3.   Restrictions on Transfer.

(a)   The certificates representing the Executive Shares will bear the following legend:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN EXEMPTION FROM REGISTRATION THEREUNDER. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER, CERTAIN REPURCHASE OPTIONS AND CERTAIN OTHER AGREEMENTS SET FORTH IN AN EXECUTIVE STOCK AGREEMENT BETWEEN THE COMPANY AND THE SIGNATORY THERETO DATED AS OF JUNE 23 2004 AND A STOCKHOLDERS AGREEMENT AMONG THE COMPANY AND CERTAIN OTHER PARTIES THERETO DATED AS OF NOVEMBER 30, 1999. A COPY OF SUCH AGREEMENT MAY BE OBTAINED BY THE HOLDER HEREOF AT THE COMPANY'S PRINCIPAL PLACE OF BUSINESS WITHOUT CHARGE."

(b)   The Executive Shares are subject to the restrictions on transfer set forth in the Stockholders Agreement and the Executive Stock Agreement.

4.   Confidential Information.   The Executive acknowledges that the information, observations and data obtained by the Executive while employed by the Company or any of its Subsidiaries concerning the business or affairs of Holdings, the Company or any Subsidiary ("Confidential Information") are the property of Holdings, the Company or such Subsidiary.   Therefore, the Executive agrees that during the time he is employed by the Company and its Subsidiaries and for a period of five years thereafter he shall not disclose to any unauthorized person or use for his own account any Confidential Information without the prior

4

written consent of the Board, unless and to the extent that the aforementioned matters become generally known to and available for use by the public other than as a result of the Executive's acts or omissions to act. The Executive shall deliver to the Company at the Termination, or at any other time the Company may request, all memoranda, notes, plans, records, reports, computer tapes and software and other documents and data (and copies thereof) relating to the Confidential Information, Work Product (as defined below) and the business or affairs of the Company or any Subsidiary which he may then possess or have under his control.

5. <u>Inventions and Patents</u>. The Executive agrees that all inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports, and all similar or related information which relates to the Company's or any of its Subsidiaries' actual or anticipated business, research and development or existing or future products or services and which are conceived, developed or made by the Executive while employed by the Company or any of its Subsidiaries ("<u>Work Product</u>") belong to the Company or such Subsidiary. The Executive will promptly disclose such Work Product to the Board and perform all actions reasonably requested by the Board (whether during or after the Employment Period) to establish and confirm such ownership (including, without limitation, assignments, consents, powers of attorney and other instruments).

6. <u>Nonsolicitation; Noncompetition</u>.

(a) <u>Nonsolicitation of Customers</u>. During the Covenant Period, the Executive shall not, directly or indirectly, on his own behalf or on behalf of any other Person, solicit or call upon any Customer (as defined herein) for the purpose of, or with the intention of, selling or providing to such Customer any product or Service in competition with any product or Service sold or provided by the Company or any of its Subsidiaries during the one-year period immediately preceding the termination of the Executive's employment with the Company and its Subsidiaries. For the purposes of this Section 6, a "<u>Customer</u>" is any Person with whom the Executive has had direct contact and to whom the Company or any of its Subsidiaries has (i) provided products or Services of the Company or any of its Subsidiaries, (ii) sent or delivered a sales or Servicing proposal or (iii) actively solicited for the purpose of providing to that Person any product or Service sold or provided by the Company or any of its Subsidiaries, in each case during the one-year period immediately preceding the date of termination of the Executive's employment with the Company.

(b) <u>Nonsolicitation of Employees</u>. During the Covenant Period, the Executive shall not, directly or indirectly, either on his own behalf or on behalf of any other Person, (i) induce or attempt to induce any employee of the Company or any Subsidiary of the Company to leave the employ of the Company or such Subsidiary, or in any way interfere with the relationship between the Company or any Subsidiary of the Company and any employee thereof or (ii) hire any person who was an employee of the Company or any Subsidiary of the Company within the last twelve (12) months prior to the termination of Executive's employment with the Company and its Subsidiaries.

(c) <u>Noncompetition</u>. The Executive acknowledges that as Executive Vice President-Operations of the Company he will have executive responsibility for all of the Company's and its Subsidiaries' Business (as defined in Section 7 below), and operational financial responsibility for said Business throughout the United States and internationally, and that it is reasonable and necessary for the Company to protect itself on such basis. Accordingly, during the Covenant Period, the Executive shall not, directly or indirectly, either on his own behalf or on behalf of any other Person who is, at the time, directly or indirectly in competition with the Business of any of the Company and its Subsidiaries, provide Services in any state in the United States in which any of the Company and its Subsidiaries sold or distributed products or Services of any of the Company or its Subsidiaries during the one-year period immediately preceding the date of termination of the Executive's employment with the Company (the "Territory").

      (d)   Acknowledgement. The Executive acknowledges and agrees:

      (i)   The knowledge and experience the Executive will acquire while an employee, officer and executive of the Company and its Subsidiaries are of special, unique and extraordinary character and that his position with the Company and its Subsidiaries will place him in a position of confidence and trust with the Company's (and its Subsidiaries') Customers and other employees of the Company and its Subsidiaries;

      (ii)   The restrictions contained in Sections 4, 5 and 6 of this Agreement are reasonable as to duration and scope and are fully enforceable;

      (iii)   The nature and periods of the restrictions imposed by the restrictions contained in Sections 4, 5 and 6 of this Agreement are fair, reasonable, and necessary to protect and preserve for the Company and its Subsidiaries the benefits of the Executive's employment with the Company and its Subsidiaries and such restrictions will not prevent the Executive from earning a livelihood;

      (iv)   The Executive's experience and capabilities are such that he can obtain employment without breaching the terms and conditions of this Agreement and his obligations under this Agreement will not prevent him from earning a livelihood;

      (v)   The Executive will have special knowledge, contacts and expertise with respect to the operations of the Company and its Subsidiaries, and the Company would not enter into this Agreement without obtaining the covenants and agreements of the Executive set forth in Sections 4, 5 and 6, which the Executive acknowledges and agrees reflect reasonable restrictions necessary and appropriate to protect the interests of the Company and its Subsidiaries. In addition, but for the Executive's willingness to adhere strictly to the covenants contained in Sections 4, 5 and 6, the Company, Holdings and BRS would not have entered into the Executive Stock Agreement described in the Preamble hereto. Further, the financial consideration provided under this Agreement, including the sale of the Executive Shares under the Executive Stock Agreement, is in part intended to be consideration for the covenants and agreements of the Executive set forth in Sections 4, 5 and 6.

      7.   Definitions. As used herein, the following terms shall have the following meanings:

      "Board" means the board of directors of the Company.

"BRS" means Bruckmann, Rosser, Sherrill & Co. II, L.P., a Delaware limited partnership.

"Business" means the design, manufacture, distribution and/or sale (including as such activity relates to Customer accounts) of furniture and cabinetry for home, garage and office.

"Cause" means (i) Executive's continued failure to perform his duties to the Company and its Subsidiaries as reasonably directed by the Board, (ii) a breach of the Executive's duty of loyalty to the Company and its Subsidiaries, (iii) Executive's conviction of a crime involving an act of moral turpitude or which constitutes a felony in the jurisdiction in which Executive is employed, regardless of whether the crime involves the Company or any of its Subsidiaries, (iv) the willful commission by the Executive of illegal conduct involving dishonesty or fraud with respect to the Company or any of its Subsidiaries, (v) gross negligence or willful misconduct in the performance of Executive's duties of a material nature with respect to the Company or any of its Subsidiaries, (vi) breach of Section 4, 5 or 6 hereof or (vii) any other material breach of this Agreement by the Executive. Notwithstanding the foregoing, no event shall give rise to "Cause" without the Executive first receiving written notice from the Board and then having a reasonable opportunity to cure such event.

"Covenant Period" means the time during which the Executive is employed by the Company and its Subsidiaries and for one year following the date of such termination of the Executive's employment by the Company and its Subsidiaries for any reason.

"Customer" has the meaning given to such term in Section 6(a).

"Fair Value" means for each share of Common Stock, the average of the closing prices of the sales of the Common Stock on all securities exchanges on which the Common Stock may at the time be listed, or, if there have been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or, if on any day the Common Stock is not so listed, the average of the representative bid and asked prices quoted in the Nasdaq National Market System ("Nasdaq NMS") as of 4:00 p.m., New York City time, or, if on any day the Common Stock is not quoted in the Nasdaq NMS, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau Incorporated, or any similar successor organization, in each such case averaged over a period of 21 days consisting of the day as of which the Fair Value is being determined and the 20 consecutive business days prior to such day. If at any time the Common Stock is not listed on any securities exchange or quoted in the Nasdaq NMS or the over-the-counter market, the Fair Value of each share of Common Stock shall be determined by the Board in its good faith judgment. The "Fair Value" of each share of Preferred Stock shall be as determined by the Board in its good faith judgment.

"Good Reason Event" means, if during the Employment Period (i) the Executive experiences a substantial diminution in Executive's title or professional responsibilities, and (ii) there is a material breach of this Agreement by the Company. Notwithstanding the foregoing, no event shall give rise to a "Good Reason" without the Company first having a reasonable opportunity to cure such event.

"Original Cost" with respect to one of the Executive Shares means the amount for which the Executive acquired such share or any capital stock exchanged for/converted into such share.

"Permitted Transferees" has the meaning given to such term in the Stockholders Agreement.

"Person" means an individual, a partnership, a corporation, an association, a joint stock company, a limited liability company, a limited liability partnership, a trust, a joint venture, an unincorporated organization or other entity, or a governmental entity or any department, agency or political subdivision thereof.

"Securities Act" means the Securities Act of 1933, as amended from time to time.

"Services" means services substantially similar to those services actually provided by the Executive to or on the behalf of the Company and its Subsidiaries within the one-year period prior to the termination of the Executive's employment with the Company.

"Subsidiary" means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, limited liability company, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person or Persons shall be allocated a majority of partnership, limited liability company, association or other business entity gains or losses or shall be or control the managing director or general partner of such partnership, limited liability company, association or other business entity.

8. Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when delivered personally, mailed by certified or registered mail, return receipt requested and postage prepaid, sent via a nationally recognized overnight courier, sent via facsimile to the recipient (followed by telephone confirmation to the receiving party), or sent via e-mail to the recipient. Such notices, demands and other communications will be sent to the address indicated below:

To the Company and/or Holdings:

O'Sullivan Industries Holdings, Inc.
1900 Gulf Street
Lamar, MO 64759
Attention: Chief Executive Officer and Secretary
Facsimile: _____

<u>With a copy, which shall not constitute notice to the Company, to:</u>

Kirkland & Ellis LLP
Citigroup Center
153 East 53rd Street
New York, NY 10022
Attention: Kimberly P. Taylor, Esq.
Facsimile: (212) 446-4900

<u>To the Executive:</u>

Michael D. Orr
490 Glen National Drive
Alpharetta, GA 30004
email: orrfamilygrp@aol.com

<u>With a copy, which shall not constitute notice to the Company, to:</u>

Sutherland Asbill & Brennan
999 Peachtree Street, NE
Atlanta, GA 30309
Attention: Herbert Short, Esq.
Facsimile: (404) 853-8806

or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party.

     9.   <u>Miscellaneous.</u>

    (a)   <u>Severability.</u> Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

    (b)   <u>Complete Agreement.</u> This Agreement, the Executive Stock Agreement, the Stockholders Agreement, the Registration Rights Agreement and the Joinders to each of the Stockholders Agreement and the Registration Rights Agreement embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

    (c)   <u>Counterparts.</u> This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

(d)   Successors and Assigns. Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by the Executive, the Company, Holdings and their respective successors and assigns (including subsequent holders of the Executive Shares); *provided*, that the rights and obligations of the Executive under this Agreement shall not be assignable except in connection with a permitted transfer of the Executive Shares hereunder.

(e)   **Governing Law. All questions concerning the construction, validity and interpretation of this Agreement and the exhibits hereto will be governed by and construed in accordance with the domestic laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.**

(f)   Remedies. The Executive acknowledges and agrees that any breach or violation by him of any of the covenants and promises given by him in this Agreement will result in irreparable injury to the Company and/or its Subsidiaries and that in the event of such breach the amount of actual damages may be difficult to calculate, and that as a result the Company's remedy at law for such breach will be inadequate. The Executive further acknowledges that the restrictive covenants set forth in Sections 4, 5 and 6 are of a special, unique, unusual and extraordinary character, the loss of which cannot be adequately compensated by damages. Accordingly, the Executive agrees that in the event of a breach or a threatened breach by the Executive of any of the provisions of Sections 4, 5 and 6, the Company and BRS, in addition and supplementary to other rights and remedies existing in their favor, may apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce or prevent any violations of the provisions hereof (without posting a bond or other security). Each party shall bear their own attorneys' fees and expenses of litigation incurred in connection with the enforcement of this Agreement.

(g)   Amendment and Waiver. The provisions of this Agreement may be amended and waived only with the prior written consent of the Company, the Executive and BRS.

(h)   Role of BRS. BRS is not responsible for any of the obligations of the Company under this Agreement.

(i)   Acknowledgement by Executive. The Executive represents to the Company that he is knowledgeable and sophisticated as to business matters, including the subject matter of this Agreement, that he has read this Agreement and that he understands its terms. The Executive acknowledges that, prior to assenting to the terms of this Agreement, he has been given a reasonable time to review it, to consult with counsel of his choice, and to negotiate at arm's-length with the Company as to the contents. The Executive and the Company agree that the language used in this Agreement is the language chosen by the parties to express their mutual intent, and that no rule of strict construction is to be applied against any party hereto.

*   *   *   *   *

IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement as of the date first written above.

O'SULLIVAN INDUSTRIES HOLDINGS, INC.

By: _____/s/ Robert S. Parker_____
    Name: Robert S. Parker
    Title: President and Chief Executive Officer

O'SULLIVAN INDUSTRIES, INC.

By: _____/s/ Robert S. Parker_____
    Name: Robert S. Parker
    Title: President and Chief Executive Officer

_____/s/ Michael D. Orr_____
Michael D. Orr

Schedule 1

Benefits provided by previous employer

401K:	100% match on first 3% 50% match on next 2%
Health:	100% plan - $250 deductible
Dental:	80/20
Life Insurance:	2xs salary - max at $800,000
Optional Life:	$500,000 employee pay
Auto:	$1,200/month (estimate)